Pricing Term Sheet	Filed pursuant to Rule 433
dated as of June 1, 2009	Registration File No. 333-158502
Supplementing the Preliminary
Prospectus Supplement
dated June 1, 2009

MasTec, Inc.

Offering of

$100,000,000 aggregate principal amount of

4.00% Senior Convertible Notes due 2014

(the “Senior Convertible Notes Offering”)

The information in this pricing term sheet relates only to the Senior Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated June 1, 2009, including the documents incorporated by reference therein, and (ii) the related base prospectus dated April 8, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-158502.

Issuer:	MasTec, Inc., a Florida corporation.

Ticker / Exchange for Common Stock:	MTZ / The New York Stock Exchange (“NYSE”).

Trade Date:	June 1, 2009.

Settlement Date:	June 5, 2009.

Notes:	4.00% Senior Convertible Notes due 2014.

Aggregate Principal Amount Offered:	$100 million aggregate principal amount of notes (excluding the underwriters’ option to purchase up to $15 million of additional aggregate principal amount of notes to cover over-allotments, if any).

Public Offering Price:	$1,000 per note / $100 million total.

Underwriting Discounts and Commissions:	$32.50 per note / $3.25 million total.

Proceeds, Before Expenses, to the Issuer:	$967.50 per note / $96.75 million total.

Maturity:	The notes will mature on June 15, 2014 unless earlier converted or repurchased.

Annual Interest Rate:	4.00% per annum.

Interest Payment and Record Dates:	Interest will accrue from June 5, 2009, and will be payable semiannually in arrears on June 15 and December 15 of each year, beginning on December 15, 2009, to the person in whose name a note is registered at the close of business on June 1 or December 1, as the case may be, immediately preceding the relevant interest payment date.

NYSE Closing Price on June 1, 2009:	$13.37 per share of the Issuer’s common stock.

Reference Price:	$12.125 per share of the Issuer’s common stock.

Initial Conversion Price:	Approximately $15.76 per share of the Issuer’s common stock.

Initial Conversion Rate:	63.4417 shares of the Issuer’s common stock per $1,000 principal amount of notes.

Optional redemption:	None

Repurchase at the option of the holder upon a fundamental change:	If the Issuer undergoes certain types of fundamental changes (as defined in the preliminary prospectus supplement dated June 1, 2009) prior to maturity, the holders will have the right, at their option, to require the Issuer to repurchase some or all of their notes at a repurchase price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but not including, the repurchase date.

Use of Proceeds:	The Issuer estimates that the proceeds from this offering, before expenses, will be approximately $96.75 million (or approximately $111.262 million if the underwriters exercise their option to purchase additional notes in full). The Issuer expects to use the net proceeds from this offering to repay in full its outstanding 8% subordinated convertible notes due December 2013, in an aggregate principal amount of $55 million plus all interest accrued thereto, as soon as practicable after the completion of this offering. The Issuer intends to use the remaining net proceeds from this offering for working capital, possible acquisitions of assets and businesses and other general corporate purposes.

	Per Note	Without Option	With Option
Public offering price	$1,000	$100,000,000	$115,000,000
Underwriting discounts and commissions	$32.50	$3,250,000	$3,737,500
Proceeds, before expenses, to the Issuer	$967.50	$96,750,000	$111,262,500

Book-Running Manager:	Morgan Stanley

Co-Manager:	FBR Capital Markets & Co.

Listing:	None

CUSIP Number:	576323 AG4

ISIN Number:	US576323AG43

Adjustment to Shares Delivered Upon Conversion Upon a Fundamental Change:	The following table sets forth the number of additional shares to be added to the conversion rate per $1,000 principal amount of notes in connection with a fundamental change (as defined in the preliminary prospectus supplement dated June 1 2009):

Stock Price
Effective Date	$12.125	$13.50	$15.00	$17.50	$20.00	$25.00	$30.00	$40.00	$50.00	$60.00	$80.00	$100.00	$120.00	$140.00
June 5, 2009	19.0325	17.0940	15.3846	12.6131	10.1016	7.0402	5.2999	3.4496	2.4933	1.9086	1.2264	0.8409	0.5959	0.4296
June 15, 2010	19.0325	17.0940	15.3846	11.7510	9.1989	6.1998	4.5754	2.9288	2.1109	1.6188	1.0457	0.7198	0.5108	0.3679
June 15, 2011	19.0325	17.0940	14.6282	10.5431	7.9710	5.1091	3.6643	2.3026	1.6616	1.2807	0.8351	0.5780	0.4111	0.2957
June 15, 2012	19.0325	16.9038	12.9632	8.7214	6.2080	3.6604	2.5269	1.5746	1.1512	0.8973	0.5929	0.4132	0.2948	0.2120
June 15, 2013	19.0325	14.5183	10.1615	5.8302	3.5991	1.7988	1.2101	0.7937	0.5986	0.4726	0.3156	0.2214	0.1588	0.1144
June 15, 2014	19.0325	10.6324	3.2250	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case, if the stock price is:

•

between two stock price amounts on the table or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

•	in excess of $140.00 per share (subject to adjustment), no additional shares will be issued upon conversion;

•	less than $12.125 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event will the total number of shares issuance upon conversion exceed 82.4742 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Changes in the Conversion Rights upon Certain Reclassifications, Business Combinations, Asset Sales and Corporate Events” in the preliminary prospectus supplement dated June 1, 2009.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department or by email at prospectus@morganstanley.com.

This communication should be read in conjunction with the preliminary prospectus supplement dated June 1, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.

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